FILED BY SANTA FE SNYDER CORPORATION
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                       SUBJECT COMPANY: SANTA FE SNYDER CORPORATION
                       COMMISSION FILE NO. 1-7667




                                 INVESTOR NOTICE

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SEC BY DEVON AND SANTA FE SNYDER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY DEVON AND SANTA FE SNYDER WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO DEVON) MAY ALSO BE OBTAINED FOR FREE FROM DEVON BY DIRECTING SUCH REQUEST TO: DEVON ENERGY CORPORATION, 20 NORTH BROADWAY, SUITE 1500, OKLAHOMA CITY, OKLAHOMA 73102-8260, ATTENTION: INVESTOR RELATIONS,
TELEPHONE: (405) 552-4570, E-MAIL: NAKITA.RIZZO@DVN.COM. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO SANTA FE SNYDER) MAY ALSO BE OBTAINED FOR FREE FROM SANTA FE SNYDER BY DIRECTING SUCH REQUEST TO:
SANTA FE SNYDER CORPORATION, 840 GESSNER, SUITE 1400, HOUSTON, TEXAS 77024,
ATTENTION: INVESTOR RELATIONS, TELEPHONE: (713) 507-5307, EMAIL:
NPERRY@SANTAFE-SNYDER.COM.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.

SLIDE 1 -         TITLE SLIDE "SANTA FE SNYDER CORPORATION," BANC OF AMERICA,
                  TIM PARKER, PRESIDENT INTERNATIONAL

SLIDE 2 -         SFS INVESTMENT PROFILE

                  -  Ticker Symbol              NYSE: SFS
                  -  Shares Out                 182 MM
                  -  Enterprise Value           $2.2 Billion
                  -  Reserves                   386 MMBOE
                  -  Reserve Replacement        337% @ $4.93
                  -  Replacement Efficiency     167%


SLIDE 3 -         GROWTH IN RESERVES AND PRODUCTION

                  (Bar graph showing Santa Fe Snyder's growth in reserves from 1997-1999 in MMBoe and growth in production from 1998-2000 in MBoe per day)


                                    RESERVES                              PRODUCTION
                                    --------                              ----------
                                    MMBOE                                 MBOE/d
                           Oil              Gas                        Oil              Gas
                  1997     40               171
                  1998     40               215                        30               70
                  1999     170              386                        48               96
                  2000E                                                62               125


SLIDE 4 -         PROVED RESERVES - 12/31/99

                  (Pie chart showing Santa Fe Snyder's proved oil and gas reserves in four (4) locations in MMBoe at year-end 1999.)


                                            386 MMBOE

                  Product                                     Location
                  45% Gas                                     33% International
                  55% Oil                                     15% Gulf of Mexico
                                                              25% Permian
                                                              27% Rockies


SLIDE 5 -         DAILY PRODUCTION - 2000E

                  (Pie chart showing Santa Fe Snyder's oil and gas production in four (4) locations in MBoe/d at quarter end 2000.)

                                            125 MBOE/d

                  Product                                     Location
                  50% Gas                                     20% International
                  50% Oil                                     37% Gulf of Mexico
                                                              27% Permian
                                                              16% Rockies


SLIDE 6 -         DRILLBIT RESULTS

                  (Bar graph showing Santa Fe Snyder's production and reserve adds from 1997 to 1999.)

                           3 Year COFD - $4.49
                           1999 COFD   - $4.54

                                    1997             1998              1999             3-YR AVG

                  Production        21 MMBOE         26 MMBOE          37 MMBOE         27 MMBOE
                  Reserve Adds      59 MMBOE         45 MMBOE          70 MMBOE         48 MMBOE

                  % Replacement     273%             176%              201%             212%

SLIDE 7 -         OPERATIONS FOCUS

                  International Map showing the core areas of operations and the areas of exploration.

SLIDE 8 -         INTERNATIONAL STRATEGY

                  Play Niche Below Threshold of Majors
                  - Multiple 30 MMboe + Targets

                  Focus on Similar Geologic Systems
                  - Proven Basins

                  Finance Risk/Reward Profile
                  - Operate & Promote Dry Hole Exposure
                  - Large Inventory

                  Focus on Legacy Projects
                  - Substantial Growth

SLIDE 9 -         LEGACY PROJECTS

                  International Map showing Existing Contract Areas and Legacy Projects (Neuquen Basin Gas Project, Potiguar Basin Project, South Sumatra Basin Gas Project and Pearl River Mouth Basin)

SLIDE 10 -        NEUQUEN GAS PROJECT
                  Argentina

                  Map showing area of Neuquen Gas Project

                  SFS Operated

                  Sierra Chata Field - 20% W.I.
                  - 125 MMCF/d
                  - 700 Bcf - 1 Tcf Reserves

                  Mangrullo Field - 100% W.I.
                  - Acquisition in January, 2000
                  - 200 - 800 Bcf Reserves
                  - First Well Spud March 28

SLIDE 11 -        BRAZIL
                  An emerging core area

                  Map showing the emerging core areas in Brazil

SLIDE 12 -        CARAUNA PROJECT
                  Brazil

                  Map showing area of Carauna Project
                  Diagram and picture of MOPU and FPSO

                  - SFS Operated - 51% W.I.

                  - 6 Fields - 10 Wells to Date

                  - Phase I Development
                     - MOPU and FPSO
                     - Drill 3 Appraisal Wells
                     - Re-enter 4 Wells

                  - Reserves - 50 - 150 MMbbl

                  - 1st Production - 2Q2000

SLIDE 13 -        GALO PROSPECT

                  Map of area of Galo Prospect and picture of top and basement of Acu

                  Reserve Potential: 75 - 175 MMBO
                  Spud Date:  Q3 2000

SLIDE 14 -        JABUNG BLOCK
                  Indonesia

                  Map showing area of Jabung block detailed to show location of
                  N. Betara and NE. Batara Field, Gemah Field, N. Geragai and Makmur Field, the Corridor Pipeline and the Batam Spur Pipeline.

                  - SFS Operated - 30% W.I.

                  - 5 Fields Discovered Since 1995

                  - Gross Reserve 1 Tcf and 250 MMbl

                  - Gas Contract Under Negotiation
                     - Letter Agreement Signed 3Q99

SLIDE 15 -        PEARL RIVER MOUTH BASIN
                  China

                  Map showing area of Pearl River Mouth Basin and the Ursa and Bootes Discovery. Picture showing Development Plans.

                  - Dominant Player - 3.8 Million Acres

                  - Exploration Success Rate - 3/7

                  - Ursa Discovery 1998
                    - 40 - 50 MMbl Field
                    - Tested at 11,000 BO/d - 588' Net Pay

                  - Bootes Discovery 1999
                    - 50 - 70 MMbl Field
                    - Tested at 3,830 BO/d - 400' Net Pay

                  - 30 Mapped Prospects

                  - Development Plans
                    - Set Platforms at Each Location
                    - Produce into Joint EPSO
                    - Initial Production - Late 2002

SLIDE 16 -        INTERNATIONAL
                  China - Bootes Discovery

                  Map showing area of Bootes Discovery

                  - Discovered:  June 1999

                  - 37 Oil Sands

                  - 155 Meters of Net Oil

                  - Excellent Reservoir Quality
                    - 33 to 15% Porosity
                    - Permeability > 20 Darcies

                  - Reserves
                    - 50-70 MMbl
                    - First Production Estimated Q4 2002

SLIDE 17 -        INTERNATIONAL PRODUCTION

                  (Bar graph showing international production in MBOE/d for 1991
                  - 2003E) in three (3) countries)

                  EXLUDES EXPLORATION SUCCESS

                                            1991     1994     1997     2000E    2003E
                  South America             2        3        9        10       28
                  SE Asia                            8        13       18       62
                  West Africa                                          23       68

SLIDE 18 -        INTERNATIONAL EXPLORATION PROGRAM

                  International Map showing areas of exploration and areas of existing contracts (Brazil - 2 Blocks, Argentina - 4 Blocks, West Africa - 5 Blocks, Malaysia/Thailand - 2 Blocks, China - 5 Blocks, Indonesia - 4 Blocks).

SLIDE 19 -        INTERNATIONAL EXPLORATION

                  (Table showing status of international exploration in several countries)

                                    2000-2001        % W.I.            DH EXPOSURE      STATUS
                                    ---------        ------            -----------      ------
                  China             6 wells          50-100%           -------          Negotiations

                  W. Africa         4-6 wells        50-100%           $10-15 MM        Negotiations

                  Malaysia          3 wells          50-75%            0-$10 MM         Partial Sale

                  Brazil            4 wells          50%+/-            $6-8 MM          No sell down

                  Argentina         2 wells          100%              $6 MM            No sell down


SLIDE 20 -        INTERNATIONAL
                  Ghana - Keta Block - Dolphin Prospect

                  Play Concept Cross Section of Dolphin Prospect

                  DOLPHIN PROSPECT
                  To Spud January 2001
                  Reserve Potential - 150+ MMBO
                  Follow-up Prospects - 2

                  Primary play concept:
                  Reservoir: Upper Cretaceous sandstones
                  Seal:    Tertiary marine shales
                  Source/charge:     Albian source rocks; migration via
                   deep-cutting faults
                  Trap: Erosional remnant/buried hill

                  Secondary play concepts:
                  Stratigraphic/structural traps in Cretaceous & Tertiary
                   sandstones

SLIDE 21 -        INTERNATIONAL
                  Ghana - Keta Block - Deep Water Plays

                  Play Concept Cross Section of Keta Block

                  Play Concept:
                  Reservoir: Upper Cretaceous & Tertiary sands
                  Seal: Upper Cretaceous & Tertiary marine shales
                  Source/charge: Albianand/or upper Cretaceous source rocks
                  Trap: Combination structural/stratigraphic traps
                  Reserve Potential: > 1 MMMBO

SLIDE 22 -        INTERNATIONAL Malaysia

                  International map showing the petroleum systems in the Natuna Sea.

                  - Natuna Sea is one of the World Significant Petroleum Systems

                  - Block PM-308 Contains Both Low Risk Exploitation and High Potential Exploration Opportunities

                  - Improved Malaysian Fiscal Terms Significantly Enhance Economics

SLIDE 23 -        INTERNATIONAL
                  Malaysia - Block PM-308

                  Map showing leads in the Penyu Ridge (Cendara lead, Mas Lead, Jahor Lead, Keteh Lead, Penyu West Leads, Tenggol Lead, and Benyu Lead) and the Penyu SW, the Belida Field, the Rhu Field, and the Cemara Complex

SLIDE 24 -        INTERNATIONAL
                  Malaysia - Rhu Field

                  (Structural Cross Section)

                  Discovery Well: Texaco Rhu 1A (1992)

                  Test Rates:  6535 BOPD (Cumulative)

                  Reserves:  22 - 48 MMbl

                  Objective Depth:  2600 m.

                  Water Depth:  45 m.

                  DHC:  $4.5 MM

SLIDE 25 -        INTERNATIONAL SUMMARY

                  - Niche Strategy

                  - Proven Track Record

                  - Legacy Assets

                  - Strong Growth Potential

                  - High Quality Prospect Inventory

SLIDE 26 -        TRANSACTION SUMMARY

                  - Structure: Non-Taxable Merger

                  - Equity Ownership:  68% Devon
                                       32% Santa Fe Snyder

                  - Exchange Ratio: Approximately 40.3 MM

                     Common Shares, or .22 DVN Per SFS Share

                  - Board of Directors: Proportional Representation

SLIDE 27 -        STRATEGIC RATIONALE

                  - Critical Mass

                  - Per Share Accretion

                  - Core Area Overlap

                  - International Growth Platform

                  - $30 - $35 Million Annual Cost Savings

SLIDE 28 -        THE COMBINED COMPANY

                  Proved Reserves:  1,056 Mmboe

                  Reserve Profile:  76% North America
                                    24% International

                  Proved Developed: 72%

                  Production Mix:   57% Gas/43% Oil

                  R/P Ratio:                8.9 Years

                  Credit Rating:            Investment Grade

                  Undeveloped Acreage       31.9 Million
                     (Net)

SLIDE 29 -        TIME LINE

                  - May 26:     DVN and SFS announce merger

                  - Late June:  File preliminary proxy materials

                  - Early Sept: File definitive proxy materials

                  - Early Oct:  Shareholder meetings

                  - Early Oct:  Close merger

SLIDE 30 -        FORWARD-LOOKING STATEMENTS

                  This presentation (as well as information included in oral statements made by the Company) includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may be or may concern, among other things, capital expenditures, drilling activity, acquisitions and dispositions, and conditions and transactions related thereto, development or exploratory activities, cost savings efforts, production activities and volumes, hydrocarbon reserves, hydrocarbon prices, hedging activities and the results thereof, cash flows, financing plans, liquidity, regulatory matters, competition and the Company's ability to realize efficiencies related to certain transactions or organizational changes.

                  All forward-looking information is based upon management's current plans, expectations, estimates and assumptions and is subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions, the timing of such actions and the Company's financial condition and results of operations. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in any forward-looking statements made by or on behalf of the company. Further information is available in the Company's filings with the Securities and Exchange Commission, which are incorporated by reference.

                                      ***
                              END OF PRESENTATION